YORNEST

We are scaling communication for member-based communities!



yornest.com   Louisville, KY   [Twitter] [Instagram] | Technology | B2C | Minority Founder | Mobile Apps |

Highlights

1 📱 Fully Developed Product available in iOS & Google Play Stores

2 Over 8K users, that span 10 vibrant communities

3 💰 200K raised to date from Angels

4 🤓 Product lead team, with strong technical experience

Our Team



Michael Brizendine   Co-Founder & Chief Growth Officer

Formerly a software engineering student at Bellarmine University, that's where I initially identified the need for a more effective way for member-based community managers to scale communication for their members. Since then, we've embarked on the journey

As a student, I was part of many group chats with 100s-1000s members. Usually the ones that grew larger went stale, due to most members muting or leaving. It was then I quickly realized that group chat applications are not suitable for large groups. Soon after, me and my Co-founder set out to build Yornest.



Shaq Noor Co-Founder & Chief Technology Officer

Previously the co-founder of a successful digital agency (WDAT) which built dozens of commercial products, I am now a Multi-stack developer and CTO focused on building out the next generation of chat applications and social media.

Why Yornest?

Yornest



Yornest

The easiest way to scale communication for **member-based** communities!

yornest.com   Proprietary and Confidential   ©2023 - Community Platform

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Yornest



mailchimp   EZTexting   Constant Contact

Built for communities like:

- Commercial communities
- Creators doing newsletters
- Customer-based communities

Misused by communities like:

- Residential communities
- Congregations communities
- Member-based organizations

yornest.com   Proprietary and Confidential   ©2023 - Community Platform

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Yornest



The Solution!

We're creating a platform that scales and makes email and sms communication interactive!

Text Alerts   Group Emails











Yornest

Spanish Oaks
Announcements
2
Key Resources
General Convo
Help Request
New Members
3
Lost & Found
Text Alerts
Group Emails
General Convo

Business Model

How do we make money?

We serve only premium communities
$147.99/ per month for base plan
sms usage will incur additional costs

$1,760

Per year for a community on base plan

Go to market strategy

Niche markets distribution

Member-based organization

Country clubs, gated social groups, lawyers club, fitness clubs & bouldering communities.

Congregation Communities

Think about large worship center, this can be a church or a jewish/ muslim temple.

Residential Communities

Apartment complexes, gated neighborhoods, home owner associations or hoa, and so on.

Competitors

Competitors

			SMS
Focus on marketing communication	✕	✓	✓
Mobile first product	✓	✗	✗
Engagement focus communication	✓	✗	✗
SMS & Email channel	✓	✗	✗

Team



Michael Brizendine

- Co-Founder & Product/Growth
- Previously Software Engineer student



Shaquile Noor

- Co-Founder & Product/Tech
- Previously CTO at Chekmate